Exhibit 99.1

THE STARS GROUP RECEIVES UK COMPETITION & MARKETS AUTHORITY CLEARANCE FOR SKY BETTING & GAMING ACQUISITION; ANNOUNCES MANAGEMENT APPOINTMENTS

TORONTO – October 11, 2018 – The Stars Group Inc. (NASDAQ: TSG)(TSX: TSGI) today announced that the UK Competition & Markets Authority (“CMA”) has cleared its acquisition of Sky Betting & Gaming (“SBG”) following its Phase 1 review under the Enterprise Act 2002. As previously announced, The Stars Group completed the acquisition on July 10, 2018, and can now begin executing on its integration plans.

Following CMA clearance and effective immediately, The Stars Group today announced certain new management appointments to senior roles within the SBG business to execute its integration plans, including the delivery of expected cost synergies.

Richard Flint is appointed as Executive Chairman of SBG, having previously served as the Chief Executive Officer of SBG, Ian Proctor is appointed as Chief Executive Officer of SBG, having previously served as Chief Financial Officer of SBG, and Conor Grant is appointed as Chief Operating Officer of SBG, having previously served as Director of SBG’s gaming brands, Sky Vegas, Sky Casino, Sky Bingo, and Sky Poker. Messrs. Flint and Proctor will report to The Stars Group’s Chief Executive Officer, Rafi Ashkenazi, and Mr. Grant will report to Mr. Proctor.

“I am delighted to announce SBG’s new senior management structure,” said Mr. Ashkenazi. “We believe these appointments position us well to deliver our strategy to become the world’s favorite iGaming destination”.

“I am looking forward to helping shape the next chapter of growth for SBG as part of The Stars Group,” said Mr. Flint. “I am confident that the new management structure, which includes an operational board for SBG, will allow us to maintain our unique culture that has delivered success over the years and continue delivering market share gains in the UK online betting and gaming market, building on our position as the UK’s most popular online betting brand.”

Mr. Flint has been with SBG for nearly 16 years and has served as its Chief Executive Officer for the last ten. Mr. Flint has over 20 years’ experience in online businesses, starting as a Channel Director at FT.com and then as the Product Director of online start-up flutter.com, which merged with Betfair in 2001. Prior to that, he worked as a consultant at McKinsey & Company from 1997 to 1999.

Mr. Proctor was appointed as SBG’s Chief Financial Officer in 2008. From 1993 until he joined SBG, Mr. Proctor held a series of senior finance roles at Sky plc.

Mr. Grant joined SBG in 2010 where he previously served as the Head of Sportsbook Products and Director of Products, then as Director of SBG’s gaming brands since 2014. Mr. Grant has nearly 20 years’ experience in the gaming sector, having previously worked for Paddy Power, Blue Square and Boylesport.

The Stars Group also today announced two senior appointments, including Andy Burton as Senior Vice President, Global Sports Platform, and Vaughan Lewis as Group Director of Investor Relations and Corporate Communications. Mr. Burton previously served as the Chief Technology Officer of SBG and will lead the development of the international sports betting platform for The Stars Group, combining the capabilities of Sky Bet and BetStars. Mr. Lewis previously served as the Director of Corporate Development for SBG.

About The Stars Group

The Stars Group is a provider of technology-based product offerings in the global gaming and interactive entertainment industries. Its brands have millions of registered customers globally and collectively are leaders in online and mobile betting, poker, casino and other gaming-related offerings. The Stars Group owns or licenses gaming and related consumer businesses and brands, including PokerStars, PokerStars Casino, BetStars, Full Tilt, BetEasy, Sky Bet, Sky Vegas, Sky Casino, Sky Bingo, and Sky Poker, as well as live poker tour and event brands, including the PokerStars Players No Limit Hold’em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK. The Stars Group is one of the world’s most licensed online gaming operators with its subsidiaries collectively holding licenses or approvals in 19 jurisdictions throughout the world, including in Europe, Australia, and the Americas. The Stars Group’s vision is to become the world’s favorite iGaming destination and its mission is to provide its customers with winning moments.

Cautionary Note Regarding Forward Looking Statements and Other Information

This news release may contain forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements can, but may not always, be identified by the use of words such as "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "intend", "could", "might", "would", "should", "believe", and similar references to future periods or the negatives of these words and expressions. These statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions. There can be no assurance that actual results will not differ materially from those expressed or implied in forward-looking statements. Undue reliance should not be placed on forward-looking statements. Please refer to The Stars Group’s most recent annual information form and annual and interim financial statements and management’s discussion and analysis for more information about the factors, assumptions and risks that may apply to The Star’s Group’s forward-looking statements. Each forward-looking statement speaks only as of the date hereof, and The Stars Group undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

For investor and media inquiries, please contact:

Vaughan Lewis

ir@starsgroup.com

press@starsgroup.com